Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Andina II Holdco Corp. on Amendment No. 4 to Form S-4 (File No. 333-221723) of our report dated February 7 , 2018 with respect to our audits of the consolidated financial statements of Andina Acquisition Corp. II as of November 30, 2017 and 2016, and for the years then ended and our report dated October 26, 2017 with respect to our audits of the consolidated financial statements of Lazy Days’ R.V. Center, Inc. and Subsidiaries as of December 31, 2016 and 2015, which reports appear in the Proxy Statement/Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Proxy/Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

February 14, 2018